Tapville Franchising Inc.



ANNUAL REPORT

216 S Washington Street

Naperville, IL 60540

0

https://tapvillesocial.com/

This Annual Report is dated December 9, 2021.

BUSINESS

Tapville Franchising Inc. is a franchising company offering franchises for restaurants, kiosks, and mobile kiosks. Franchised locations specialize in the sales of self-pour & self-order food and beverages using technology. Tapville Franchising Inc. creates an exceptional guest experience with technology in four segments of brick & mortar, retail, travel, and entertainment. Our growth plans are to offer and sell franchised operations to operators using our data insights, best practices and training. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc. which is how we generate revenue. In exchange for the franchise fee and royality, Tapville Franchising Inc. provides training, support and marketing for the franchise locations. Tapville Franchising Inc. was originally formed in Illinois as Tapville Franchising LLC in 2018, in 2020 the LLC converted to a Delaware Corporation to further develop its business.

Previous Offerings

Between 2020 and 2019, we sold 427,722 shares in exchange for $564,991 under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $110,000.00

Use of proceeds: Legal, marketing & sales

Date: June 01, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $90,000.00

Use of proceeds: Legal, marketing, sales.

Date: November 19, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $407.22

Number of Securities Sold: 4,072,278

Use of proceeds: Issuance of founder's shares

Date: June 01, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenue

The company was formed on December 6, 2018, and did not start operations until 2019. In 2020, the company converted from an Illinois LLC to a Delaware Corporation to further expand its business. During 2019, the company franchise revenue was $6,684. In 2020, revenue increased to $99,474

Cost of sales

Currently, the company has recorded no cost of sales in fiscal years 2018 or 2019 as the business was in the initial development phases. In 2020, cost of sale was $50,600.
Gross margins
As the company was in development over 2019, the company recorded no gross profit or gross margins. In 2020, the company reported a gross profit of $48,874.

Expenses

The company incurred general and administrative expenses in the amount of $311,732. As a result of increased start-up costs being more than the revenue generated, the company ended up incurring a net loss in the amount of $288,702.

Historical results and cash flows:

The company had cash in the amount of $124,054 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flow statements. We do not expect historical results and cash flows to be representative of what investors should expect in the future as previously the company was in the development phase of the franchising model and now we are better prepared to begin launching and signing franchisees.

Operating Activities

In 2020, cash provided by operating activities was in the amount of $332,823. The decrease in cash used in operating activities was primarily due to the net loss.
Investing Activities

In 2020, the company didn't have any investing activities.

Financing Activities

Cash provided by financing activities was in the amount of $544,991in 2019, which came from the company issuing common stock through equity crowd funding.
Though the company made a loss in 2020, we do not think that is representative of what investors should expect. The company received 250 franchise inquiries. Our current pipeline has deals in various stages of our sales funnel due to our marketing strategies that consist of identifying prospects for franchising through social media marketing, franchise broker networks, franchise sites, conventions, organic leads from our website, customer inquiries, and through franchise portals. We are also listed in the SBA franchise directory and in Entrepreneur Magazine and our profitability is determined by closing franchise deals and collecting franchise

fees and subsequent royalties.

Tapville's competitive advantage is our unique business model with self-service technology paired with proprietary data insights for guest acquisition and loyalty. We are one of the first franchise to go to market with an entire self-service restaurant operation.
Management is hopeful that all these factors will contribute to the company gaining visibility in the market, closing more franchises and generating enough revenues to run its operations, and eventually become profitable.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $124,054.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Company has no debt as of December 31, 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director

Dates of Service: March 06, 2017 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph currently does not take a salary compensation. Joseph works full-time for the company.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour

Title: Founder

Dates of Service: March 16, 2016 - Present

Responsibilities: Founded Red Arrow Eatery & Self-Pour which was the prototype for Tapville Social.

Other business experience in the past three years:

Employer: Red Arrow Eatery & Self-Pour - Elmhurst

Title: Owner

Dates of Service: March 16, 2016 - Present

Responsibilities: Majority owner of Red Arrow Tap Room, a location in Elmhurst, IL

Other business experience in the past three years:

Employer: Tapville Social - Naperville

Title: Owner

Dates of Service: August 17, 2017 - Present

Responsibilities: Majority owner of Tapville Social - Naperville.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Joseph Tota

Amount and nature of Beneficial ownership: 4,072,278

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultcede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services.

OUR SECURITIES

CAPITAL STOCK
Authorized Capital

On August 6, 2020, the Company authorized the following: 3,000,000 shares of preferred stock, par value $0.0001 per share; 13,000,000 shares of common stock, par value $0.0001 per share.

Issuance of Common Stock
Common stock was issued from the conversion of convertible notes and through the Company's investment efforts through StartEngine. Common stock at December 31, 2020 is $564,991.

Fully Diluted Shares Outstanding
Aggregate 427,722 shares of common stock were issued and were fully diluted before December 31, 2020.

Aggregate 4,072,278 shares

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Dependence on Discretionary Consumer Spending

The success of the operations depends to some extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income.

Industry and Economic Conditions

The retail food and beverage industry is affected by changes in consumer tastes, economic conditions and demographic trends. Discretionary spending priorities, traffic patterns and weather conditions will also directly affect the performance of the company. In addition, factors such as inflation, increased food, labor and employee benefit costs, and a shortage of qualified employees may also adversely affect the company.

Government Regulation and Liquor License

The food and beverage industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food, the sale of alcoholic beverages, sanitation, safety, building and zoning requirements. While the company does not expect to have any difficulties complying with such regulations, the failure to obtain or maintain food and liquor licenses could prevent the opening of the company or have a material adverse effect on the company's financial prospects. The company will also be subject to periodic inspection by the Department of Health. The Company is also subject to laws and regulations governing its relationship with employees, including minimum wage requirements, unemployment, overtime, workers' compensation, working and safety conditions and citizenship requirements. An increase in the minimum wage, employee benefit costs, unemployment insurance rates, workers' compensation insurance rates or other costs associated with employees could substantially increase the company's labor costs. There is no assurance that the licenses, permits or approvals relating to the business and operations of the company will be obtained in a timely manner. In addition, future actions by the company which run afoul of legal requirements may result in the revocation of such license(s). Certain person's equity interests in the company may have to meet certain requirements, and such persons may have to submit to fingerprinting and satisfy criminal background checks, as a condition to the issuance of a liquor license for the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 9, 2021.

Tapville Franchising Inc.

By /s/ *Joseph Tota*

    Name: <u>Joseph Tota</u>

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Tapville Franchising, Inc.

Financial Statements
and
Independent Auditor's Report

December 31, 2020



www.roxcpa.com

Tapville Franchising, Inc.
Table of Contents
December 31, 2020
(2019 is for Comparative Purposes)

REPORT

FINANCIAL STATEMENTS

See independent auditor's report and accompanying notes



ROXIE

SAMANIEGO, CPA, P.C.

INDEPENDENT AUDITOR'S REPORT

To the Members of
Tapville Franchising, Inc.
Naperville, Illinois

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2020 and the related statement of operations, stockholders equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Roxie Samaniego, CPA, PC

El Paso, Texas
March 27, 2021

3123 Savannah Avenue El Paso. Texas 79930 www.roxcpa.com

FINANCIAL STATEMENTS

Tapville Franchising, Inc.
Balance Sheet
December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 124,054	$ 1,886
Accounts receivable	40,697	1,842
Escrow	21,465	
Inventory	11,108	
Total current assets	197,324	3,728
Noncurrent assets		
Rosemont Investment	72,101	98,945
Total noncurrent assets	72,101	98,945
Total assets	$ 269,425	$ 102,673
Liabilities and stockholders equity		
Current liabilities		
Accounts payable	$ 2,213	$ 1,955
Total current liabilities	2,213	1,955
Note payable	-	90,000
Total liabilities	2,213	91,955
Stockholders equity		
Preferred stock, par value $0.0001, 3,000,000 shares authorized; no shares issued and outstanding as of December 31, 2020		
Common stock - Class A, par value $.0001, 8,000,000 shares authorized; 4,072,278 shares are issued and fully diluted at December 31, 2020; Class B, par value $.0001, 5,000,000 shares authorized; 427,722 shares are issued and fully diluted at December 31, 2020; Class B shares issued and outstanding 564,991	564,991	
Retained earnings	(297,779)	10,718
Total stockholders equity	267,212	10,718
Total liabilities and stockholders equity	$ 269,425	$ 102,673

See independent auditor's report and accompanying notes

Tapville Franchising, Inc.
Statement of Operations
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Income:		
Franchise fee	$ 37,000	$ 6,684
Royalties	34,886	-
Technology licensing	27,588	-
Total income	99,474	6,684
Cost of goods sold	50,600	-
Gross profit	48,874	6,684
Operating expenses:		
Advertising and marketing	108,045	10,040
Contractors	36,931	-
Dues and subscriptions	4,887	-
Investment fees	40,113	-
Legal and professional fees	117,248	-
Office expenses	4,508	9,666
Total operating expenses	311,732	19,706
NET LOSS FROM OPERATIONS	$ (262,858)	$ (13,022)
Other income (expense):		
Other income	1,000	
Equity method investment gain (loss)	(26,844)	3,945
Total other income (expense)	(25,844)	3,945
NET LOSS	$ (288,702)	$ (9,077)

See independent auditor's report and accompanying notes

4

Tapville Franchising, Inc.
Statement of Stockholders Equity
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	Common Stock	Retained Earnings	Total
Total beginning stockholders equity, December 31, 2018	$ -	$ -	$ -
Net loss		(9,077)	$ (9,077)
Total beginning stockholders equity, December 31, 2019	$ -	$ (9,077)	$ (9,077)
Shares issued	564,991		564,991
Net loss		(288,702)	(288,702)
Total ending stockholders equity, December 31, 2020	$ 564,991	$ (297,779)	$ 267,212

See independent auditor's report and accompanying notes

5

Tapville Franchising, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2020
(2019 is for Comparative Purposes)

	2020	2019
Cash flows from operating activities		
Net loss	$ (288,702)	$ (9,077)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities:		
Equity method investment losses	26,844	(3,945)
Decrease (increase) in assets and liabilities:		
Accounts receivable	(38,855)	(1,842)
Escrow	(21,465)	-
Inventory	(11,108)	-
Accounts payable	463	1,750
Net cash used by operating activities	(332,823)	(13,114)
Cash flows from financing activities:		
Issuance of common stock	544,991	-
Loan payments	(90,000)	-
Proceeds from issuance of convertible note		90,000
Net cash provided by financing activities	454,991	90,000
Cash flows from investing activities:		
Investment into equity method investee	-	(95,000)
Net cash used by investing activities	-	(95,000)
Net change in cash and cash equivalents	$ 122,168	$ (18,114)
Cash and cash equivalents, beginning of year	$ 1,886	$ 20,000
Cash and cash equivalents, end of year	$ 124,054	$ 1,886

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2020

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.
JOSE E. SMITH, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Tapville Franchising, Inc., which comprise the balance sheet as of December 31, 2020 and the related statements of operations and retained earnings and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an

opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tapville Franchising, Inc., as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Smith, Buzzi & Associates, LLC.

Miami, Florida
September 29, 2021

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                    TAPVILLE FRANCHISING, INC.

                           Balance Sheet

                         December 31, 2020


                 Assets


Cash                                            $    124,054
Contributions receivable - escrow                    21,465
Accounts receivable                                  40,697
Inventory                                            11,108
Investment in franchise                              72,101

    Total assets                                $    269,425


        Liabilities and Stockholders' Equity


Liabilities:

  Accounts payable                              $      2,213

  Note payable                                             -

    Total liabilities                                 2,213


Stockholders' equity:
  Common stock                                       564,991
  Retained earnings (deficit)                       (297,779)

    Total Stockholders' Equity                       267,212


    Total Liabilities and Stockholders' Equity  $    269,425


           See accompanying notes to financial statements.

                              -3-
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TAPVILLE FRANCHISING, INC.

Statement of Operations and Retained Earnings (Deficit)

For the Year Ended December 31, 2020

Revenues:		
Franchise sales	$	37,000
Royalties and licensing		62,474
Earnings (loss) from investment in franchise		(26,844)
Other income		1,000
Total franchise revenues		73,630
Expenses:		
Cost of goods sold		31,100
Sales commissions		19,500
Advertising and marketing		108,045
Legal and professional		117,248
Contractors		36,931
Investment fees		40,113
Dues and subscriptions		4,887
Office and other		4,408
Taxes and licenses		100
Total expenses		362,332
Net income (loss)		(288,702)
Retained earnings (deficit), beginning of year, restated		(9,077)
Retained earnings (deficit), end of year	$	(297,779)

See accompanying notes to financial statements.

-4-

TAPVILLE FRANCHISING, INC.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net income (loss)	$ (288,702)
Adjustments to reconcile net income	
to net cash provided by operating	
activities:	
Amortization	–
Equity in loss of investment	26,844
(Increase) decrease in assets:	
Due from affiliate	10,000
Accounts receivable	(38,855)
Inventory	(11,108)
Contributions receivable – escrow	(21,465)
Increase (decrease) in liabilities:	
Accounts payable	463
Net cash used by operating	
activities	(322,823)
Cash flows from investing activities:	
Fixed asset dispositions, net	–
Net cash used by investing	
activities	–
Cash flows from financing activities:	
Note payable – converted to common stock	(100,000)
Issuance of common stock, net	544,991
Net cash provided by financing	
activities	444,991
Net increase in cash and cash equivalents	122,168
Cash and cash equivalents, beginning of year	1,886
Cash and cash equivalents, end of year	$ 124,054
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ –
Income taxes	$ –

See accompanying notes to financial statements.

1. ***Summary of Significant Accounting Policies***

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure. The Company serves also house-smoked barbeque in a family-friendly atmosphere.

a) ***Method of Accounting***

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b) ***Property and Equipment***

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

c) ***Franchise Revenues***

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from area franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial "franchise fee" is distinct from the franchise license. Fees related to franchise licenses are deferred over the life of the Franchise Agreement. Other components of the fee are deferred and recognized as other obligations of the agreement or conditions relating to the sale have been substantially performed or satisfied by the franchisor. Generally, these services include training, support in approving franchisee's site selection and delivery of franchisee's initial inventory for use in the operations of the franchise. Franchise fees are recognized when all material services and conditions have been substantially completed or satisfied and no other material conditions or obligations related to the determination of substantial performance exist. These services, as defined above, are substantially complete prior to opening of a store. Revenue is recognized when the store is open.

1.   ***Summary of Significant Accounting Policies – (Cont.)***

   d)   ***Accounts Receivable***

   Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

   The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2020, a total of $0 in accounts were reserved.

   e)   ***Income Taxes***

   The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

   The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

   Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2020 and 2019, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2020.

   f)   ***Cash Flows***

   For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

1.   *Summary of Significant Accounting Policies – (Cont.)*

   g)   *Pervasiveness of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

   h)   *Long-Lived Assets*

The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

   i)   *Concentrations, Risks and Uncertainties*

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

   j)   *Fair Value*

The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2020

2.   **_Investment in Franchise_**

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2020 and 2019, the franchise (loss)/income was ($26,844) and $3,945, respectively.

3.   **_Property and Equipment_**

Property and equipment at December 31, 2020, consists of the following:

Computer	$ -
Office furniture and equipment	-
	-
Less accumulated depreciation	-
	$ -

Depreciation expense for the period ended on December 31, 2020 amounted to $0.

4. **_Note Payable_**

On November 20, 2019, the Company entered into a note payable to an investor totaling $100,000. Interest is simple and non-compounding at 6% per annum. All unpaid principal and interest on the Note is due on the maturity date, October 31, 2022, unless the maturity date was accelerated as provided in the Note or the outstanding amount is converted into securities, as provided in the Note. During 2020, this note payable was converted into common stock.

5. **_Common Stock_**

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised

5. ***Common Stock*** – *(Cont.)*

via StartEngine as part of the services provided StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine has withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds is closed. The campaign closed in April 2021. These amounts are reflected as contribution receivable at December 31, 2020.

6. ***Franchise Sales and Agreements***

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

7. ***Related Party***

During 2020, the Company paid a total of $60,000 to Ultecede, LLC, a management company owned 100% by the Company's founder and Chief executive. The payments were for management fees, technology marketing, and support services.

8. ***Subsequent Events***

Management has evaluated subsequent events through September 29, 2021, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

Tapville Franchising, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2020

1. NATURE OF OPERATIONS

Tapville Franchising, Inc. ("the Company") was formed in June of 2020 in the State of Illinois. The principal purpose of the Company is to offer and sell franchises that provide great food and craft libations. The Company is building the future of the restaurant-industry with our game-changing concept. The team, technology, and service, challenge the restaurant status quo to create an exceptional guest experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). The Financial Accounting Standards Board (FASB) establishes GAAP, which are contained in the Accounting Standards Codification (ASC).

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable will consist of amounts due for franchise sales and will be carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus, trade receivables do not bear interest. Trade accounts receivable are to be periodically evaluated for collectability based on past credit history with customers and their current financial condition.

The Company will use the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all trade accounts receivable on December 31, 2020 to be collectible and no allowance considered necessary at this time.

Federal Income Taxes

The Company filed an election with the Internal Revenue Service to be treated as a C Corporation for all its taxable years. An C Corporation is subject to corporate income tax. Therefore, a provision or liability for income taxes has been included in these financial statements.

Intangible Assets

The Company has adopted ASC 350, Intangibles – Goodwill and Other that requires goodwill and intangible assets with indefinite lives (such as franchise development costs) no longer be amortized but be tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which it is expected to contribute directly or indirectly to future cash flows. Intangible assets with finite lives are reviewed for impairment if events or changes in circumstances indicate that the carrying value might not be recoverable.

Analysis for Impairment

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is determined based upon a comparison of future cash flows to the recorded value of the assets. Impairment losses are measured based upon the fair value of impaired assets. In management's opinion, there is no impairment of the Company's long-lived assets at December 31, 2020.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, contracts receivable, accounts payable, accrued expenses, and other short-term assets and liabilities. These financial instruments approximate their fair values principally because of the short-term maturities of these instruments.

Earnings (Loss) Per Share

The Company reports earnings per share in accordance with FASB ASC 260, "Earnings Per Share", which requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

There are $4,500,000 in fully diluted shares outstanding (options and warrants) for the year ended December 31, 2020.

Property and Equipment

Property and equipment will be stated at cost. Depreciation will be computed using the straight-line method of depreciation over the estimated useful life of the assets, which is 5 years.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred.

3. ADOPTION OF NEW ACCOUNTING STANDARD

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014- 09, "Revenue from Contracts with Customers (Topic 606)". The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in U.S. GAAP. The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted the new standard effective January 1, 2019, the first day of the Company's fiscal year using the modified retrospective approach.

As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. No retrospective adjustments were necessary.

Revenue Recognition Policy

The Company derives its revenues primarily from the awarding new franchisees and supporting those franchisees. Revenues are recognized when control of these products or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Revenue from performance obligations satisfied at a point in time consists of sales of services from franchisees. These goods are sold to individuals and businesses.

Revenue from performance obligations satisfied over time consists of the sale of services from franchisees. These services are sold to individuals and businesses.

Performance Obligations

For performance obligations related to the sale of franchise services, control transfers to the customer at a point in time. The Company's principal terms of sale are upon delivery of the services, as incurred.

For performance obligations related to franchisee services, control transfers to the customer over time. These services are sold under time-and-materials contracts. Revenue under time-and-materials contracts is recognized based on actual time incurred multiplied by the billable hourly rate stated in the contract, plus materials expense incurred.

Variable Consideration

The nature of the Company's business gives rise to variable consideration, including rebates, allowances, and returns that generally decrease the transaction price which reduces revenue. These variable amounts are generally credited to the customer, based on achieving certain levels of sales activity, product returns or price concessions.

Variable consideration is estimated at the most likely amount that is expected to be earned. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are estimated based upon historical experience and known trends.

4. EQUITY METHOD INVESTMENT

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's $95,000 investment represents 31.71% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2019 and 2020, the franchise gain or (loss) was $3,945 and ($26,844), respectively. The net investment at December 31, 2019 and 2020 was $98,945 and 72,101, respectively.

5. CAPITAL STOCK

Authorized Capital

On August 6, 2020, the Company authorized the following: 3,000,000 shares of preferred stock, par value $0.0001 per share; 13,000,000 shares of common stock, par value $0.0001 per share.

Issuance of Common Stock

Common stock was issued from the conversion of convertible notes and through the Company's investment efforts through StartEngine. Common stock at December 31, 2020 is $564,991.

Fully Diluted Shares Outstanding

Aggregate 427,722 shares of common stock were issued and were fully diluted before December 31, 2020.

Aggregate 4,072,278 shares of preferred stock were issued and were fully diluted before December 31, 2020.

6. FRANCHISE SALES AND AGREEMENTS

The Company enters into franchise agreements with its franchisees. The Company's franchise agreements require the Company to provide various items to the franchisees, including, but not limited to marketing and operational support.

7. RELATED PARTY

During 2019 and 2020, the Company paid a total of $14,492 and $60,000, respectively, to Ultecede, LLC, a management company owned 100% by the Company's founder and CEO. The payments were for management fees, technology marketing, and support services.

8. SUBSEQUENT EVENTS

Subsequent events which provide evidence about conditions that existed after the statement of financial position date require disclosure in the accompanying notes. Management evaluated the activity of Tapville Franchising, Inc. through March 27, 2021 (the date the financial statements were available to be issued) and concluded that the subsequent events listed below have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

COVID-19

In 2020, the COVID-19 outbreak in the United States has resulted in numerous government mandated closures of businesses. These recent developments have not affected the Company as of now. The Company does not know the resulting implications at this time, including the related financial impact and duration cannot be reasonably estimated at this time.





www.roxcpa.com
915.274.6073

CERTIFICATION

I, Joseph Tota, Principal Executive Officer of Tapville Franchising Inc., hereby certify that the financial statements of Tapville Franchising Inc. included in this Report are true and complete in all material respects.

Joseph Tota

Principal Executive Officer